Filed under Rule 424(b)(3) of the
                                            Securities and Exchange Commission

                                            File No. 333-35766


            SUPPLEMENT NO. 1 TO PROSPECTUS OF WORLD INTERNETWORKS, INC.
                                DATED JUNE 22, 2000

                         7,326,000 Shares of Common Stock


          This prospectus supplement supplements the prospectus dated June 22, 2000, which relates to 7,326,000 shares of common stock of World Internetworks, Inc., a Nevada corporation. We are providing the prospectus supplement to update certain information contained under the caption "Legal Proceedings" on page 13 of the original prospectus. The following three paragraphs update that disclosure:

          On July 28, 2000, the United States Bankruptcy Court for the District of Utah ordered closed the bankruptcy cases that were pending with respect to our three wholly-owned subsidiaries. The Court also discharged $2,459,205 in debt and released the bankruptcy trustee that had been appointed with respect to the subsidiaries.

          As a result of the closure of the bankruptcy cases filed by each of the three subsidiaries, we will record an extraordinary gain from forgiveness of debt in the amount of $2,459,205 in the second quarter of our current fiscal year. The reserve for discontinued operations in the same amount will be removed from our current liabilities on our balance sheet.

          Each of our subsidiaries is inactive, having ceased business operations in 1998.

          In addition, all references in the prospectus to "this prospectus" are hereby amended to read "this prospectus as supplemented."

          The date of this prospectus supplement is August 21, 2000.